Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway Announces Dates for Second Quarter Results

     TORONTO, June 24 /CNW/ - Kingsway Financial Services Inc. (TSX: KFS,
NYSE: KFS) announced today that it will release its second quarter 2008 results and hold its second quarter conference call on August 7, 2008.
     On August 7, 2008, Kingsway will release its second quarter financial results at 6:30 a.m. (Eastern Time) and will hold its quarterly conference call at 8:30 a.m. To access the call, please dial 1-800-732-9307 about five minutes before the start of the call. An audio web cast will also be broadcast live and can be accessed through our website at www.kingsway-financial.com or directly at
     http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2321440.

     About the Company

     Kingsway Financial Services Inc. is one of the largest non-standard automobile insurers and truck insurers in North America based on A.M. Best data that we have compiled. The Company also provides commercial and personal property insurance, standard automobile insurance, motorcycle insurance and other specialty insurance where limited competition and an emphasis on underwriting profit provide an opportunity for consistent and above-average returns. Kingsway Financial operates through 11 wholly-owned insurance subsidiaries and two insurance agencies in Canada and the United States. The
Company employs approximately 2,900 people in Canada and the United States and is headquartered in Mississauga, Ontario, Canada. The common shares of
Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Shelly Gobin, Senior Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 11:44e 24-JUN-08